WHEREAS, the Board of Directors (the "Board") of Concorde Funds, Inc. (the "Fund") has determined that it is in the best interests of the Fund to renew fidelity bond coverage covering the Fund against larceny and embezzlement by, among others, officers and employees of the Fund, in accordance with the requirements of Rule 17g-1 promulgated by the U.S. Securities and Exchange Commission under Section 17(g) of the Investment Company Act of 1940, as amended; now, therefore, it is

RESOLVED, that the Fund's fidelity bond coverage be renewed with ICI Mutual Insuracnce Company in the amount of $500,000 with an annual premium amount of approximately $1,361, for an additional one-year term upon its expiration on September 30, 2010;

FURTHER RESOLVED, that the amount of the fidelity bond coverage is approved after consideration of all factors deemed relevant by the Board, including, but not limited to, the existing and projected value of the aggregate assets of the Fund to which any covered person may have access, the estimated amount of the premium for such bond, the type and terms of the arrangements made for the custody and safekeeping for such assets and the nature of the securities held by the Fund;

FURTHER RESOLVED, that subject to the ratification of the Board, the officers of the Fund be, and hereby are, authorized to increase the amount of such bond as may be necessary to satisfy the requirements of Rule 17g-1(d) under the Investment Company Act of 1940; and

FURTHER RESOLVED, that any officer of the Fund is authorized to make any and all payments and do any and all other acts, in the name of the Fund and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper with the advice of counsel in connection with the foregoing resolution.